UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________

FORM 11-K
___________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 0-26058
 ___________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TRAUMAFX SOLUTIONS, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KFORCE INC.
1001 EAST PALM AVENUE
TAMPA, FL 33605

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 as amended ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Plan Administrator
TraumaFX Solutions, Inc. 401(k) Plan
Tampa, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the TraumaFX Solutions, Inc. 401(k) Plan (the Plan) as of December 31, 2019 (in liquidation) and 2018 (accrual) and the related statement of changes in net assets available for benefits for the year ended December 31, 2019 (in liquidation), and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 (in liquidation) and 2018 (accrual) and the changes in net assets available for benefits for the year ended December 31, 2019 (liquidation) in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter
As described in Note 1 to the financial statements, the governing body of the Plan approved a plan of liquidation on June 7, 2019, and management determined liquidation is imminent. As a result, the Plan has changed its basis of accounting from the accrual basis used in presenting the 2018 financial statements to the liquidation basis used in presenting the 2019 financial statements. Our opinion is not modified with respect to that matter.

Supplemental
The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year - Liquidation) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming an opinion on the supplemental information presented, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

We have served as the Plan’s auditor since 2010.
Tampa, Florida
June 26, 2020

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS	(Liquidation)	(Accrual)
Investments:
At fair value	$12,800,081	$20,477,318
At contract value	2,122,428	3,267,919
Total investments	14,922,509	23,745,237
Receivables:
Employee contributions	—	101,606
Employer contributions	—	352,730
Notes receivable from participants	—	384,790
Total receivables	—	839,126
Total assets	$14,922,509	$24,584,363
LIABILITIES
Administrative expenses payable	$—	$9,175
Total liabilities	$—	$9,175
Net assets in liquidation	$14,922,509	$24,575,188
The accompanying notes are an integral part of these financial statements.

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019
Investment income:
Net appreciation in fair value of investments	$3,996,683
Interest and dividend income	316,644
Total investment income	4,313,327
Interest income on notes receivable from participants	7,484
Contributions:
Participant	989,878
Rollovers	2,361
Total contributions	992,239
Benefits paid to participants	(15,102,994)
Administrative expenses	(90,722)
Other income	43,982
Change in net assets	(9,836,684)
Transfers into the plan	184,005
Net assets:
Beginning of year (Accrual)	24,575,188
End of year (Liquidation)	$14,922,509
The accompanying notes are an integral part of these financial statements.

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 - Description of the Plan
General
The TraumaFX Solutions, Inc. 401(k) Plan (the “Plan”), previously known as the Kforce Government Practice Plan, is a defined contribution plan established effective October 2, 2006. The Plan was previously sponsored by Kforce Government Solutions, Inc. (“KGS”), which was previously a wholly-owned subsidiary of Kforce Inc. ("Kforce"). Substantially all employees of KGS were eligible under the Plan, except those that met certain exceptions. Prudential Bank & Trust, FSB (“Prudential” or the “Trustee”) is the trustee of the Plan and The Prudential Insurance Company of America is the record-keeper.
The following description of the Plan is provided for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan provisions. If there are any discrepancies between the terms of the Plan and this description, the terms of the Plan shall prevail. The Plan is subject to the provisions of the ERISA.
Plan Termination and Liquidation
On March 31, 2019, and due to the stock sale of KGS to a third party effective April 1, 2019, sponsorship of the Plan was transferred to TraumaFX Solutions, Inc., which was a wholly-owned subsidiary of Kforce at that time, and the Plan was amended to provide that participants were 100% vested. Subsequently, on June 7, 2019, the Plan was terminated.
During 2019, all participants were deemed to have a distributable event under the terms of the Plan. On May 18, 2020, and in order to liquidate the remaining balances in the Plan, all participants with balances were notified that they were required to take a distribution within 45 days.
Eligibility
Prior to the termination of the Plan, all employees of KGS were eligible to participate in the Plan with the exception of employees who were:
•Leased employees under Section 414(n) of the Internal Revenue Code (the “Code”),
•Covered by a collective bargaining agreement that does not provide for participation in the Plan,
•Nonresident aliens with no U.S. source earned income,
•Not on the U.S. payroll of KGS.
Additionally, individuals who were independent contractors, regardless of whether they were subsequently determined to be common law employees, were not eligible to participate.
Contributions
Prior to the termination of the Plan, employee contributions were recorded in the period in which the payroll deductions were withheld from the participant's earnings. Participants could contribute up to 75% of their compensation for each year subject to the limitations provided in the Code, which was $19,000 for those under age 50 and $25,000 for those age 50 and above for 2019.
Prior to the termination of the Plan, matching contributions were at the discretion of the Board of Directors. Matching contributions, if any, were funded annually in cash to the Plan for eligible participants who, as of the last day of the Plan year, were employed and completed at least 1,000 hours. For the year ended December 31, 2019, there were no matching employer contributions due to the termination of the Plan.
Rollovers
Prior to the termination of the Plan, all employees who met the Plan eligibility requirements were eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.
Participant Accounts
Participants directed the investment of their contributions into various investment options offered by the Plan. Each participant’s account was credited or charged with the participant’s contributions and allocations of KGS’s matching contributions, Plan earnings or losses, rollovers and transfers into or withdrawals out of the Plan. In 2015, the Plan eliminated the participant's ability to make new investments in Kforce Inc. common stock.
Vesting
Participants were immediately fully vested in their contributions plus actual earnings thereon, if any. Prior to the termination of the Plan, matching contributions and earnings, if any, vested at the rate of 20% for each year of service earned; additionally, a participant became 100% vested upon death, total disability, normal retirement age or Plan termination.
In-Service Withdrawals
Prior to the termination of the Plan, participants could request the following types of in-service withdrawals from the Plan during any given calendar month:
•Age 59-1/2,
•Financial hardship,

•Rollover contributions, or
•Qualified reservist distribution.
Notes Receivable from Participants
Prior to the termination of the Plan, participants were able to borrow from their vested account balance up to the lesser of $50,000, reduced by the participant’s highest note receivable balance outstanding within the last 12 months (prior to the date of the note receivable), or 50% of the participant’s vested account balance. The notes receivable were collateralized by the balance in the participant’s account and had a reasonable fixed rate of interest as defined by the Plan. Principal and interest were generally paid ratably through payroll deductions, but could also be paid directly to the Trustee. Notes receivable required a definite repayment period greater than 12 months, but not to exceed five years, unless the note receivable was for the purchase of a principal residence, in which case the repayment period could not exceed 15 years.
A participant who terminated employment with an outstanding note receivable was required to pay off the outstanding balance of the note receivable within a reasonable amount of time after termination. If the participant did not repay the entire outstanding loan balance, the remaining outstanding balance of the note receivable was deemed to be a distribution to the participant. Notes receivable from participants, including interest thereon, were taxable to the participant and subject to applicable excise penalties upon default.
Benefit Payments
Prior to termination of the Plan, a participant was entitled to receive the vested portion of his or her account upon termination of employment. If the vested amount was $1,000 or less, the account was automatically paid to the participant within a reasonable time frame through a distribution; if the vested amount was greater than $1,000 and less than $5,000, the account was automatically paid to the participant within a reasonable time frame through a rollover into an IRA. If the vested amount was more than $5,000, the participant was required to consent to the distribution.
At December 31, 2019 and 2018, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.
Forfeited Accounts
Prior to termination of the Plan, non-vested balances resulting from matching contributions and any earnings thereon were forfeited upon distribution or the date the participant incurred five consecutive one-year breaks in service. A one-year break in service includes any year a participant works less than 500 hours. For terminated employees who received a distribution, but who were re-employed during the five consecutive years following termination, the forfeiture amount was restored to the participant’s account if the participant paid back the full amount of the distribution within five years of the re-employment date.
Forfeited non-vested balances were used first to fund any restorations. Any unallocated forfeitures would be used to reduce administrative expenses payable by the Plan and/or employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and/or to increase the employer matching contributions. Any remaining forfeitures would be credited to a suspense account to be used for future restorations. There were no remaining forfeited funds in the suspense account at December 31, 2019 and forfeited funds in the suspense account at December 31, 2018 were approximately $29,000, which was maintained in the Guaranteed Income Fund.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
As a result of the termination of the Plan, the accompanying financial statements have been prepared in accordance with the liquidation basis of accounting. For the year ended December 31, 2018, the financial statements were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator, as defined in the Plan ("Plan Administrator"), to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
As a result of the termination of the Plan, the Plan’s investments are stated at liquidation value, which approximates fair value, except for the fully benefit-responsive contract, which is recorded at contract value. The Plan’s self-directed accounts hold shares of mutual funds and common stock. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The fully benefit-responsive investment contract value includes contributions, plus earnings and participant transfers into the fund, less participant withdrawals, administrative expenses and participant transfers out of the fund. Refer to Note 4 - "Investment Contract with Insurance Company" for further discussion on the fully benefit-responsive investment contract.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Valuation of Notes Receivable from Participants
Prior to the termination of the Plan, notes receivable from participants were valued at the unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable were recorded as distributions in accordance with the terms of the Plan document.
Benefit Payments
Benefit payments and withdrawals are recorded when paid.
Administrative Expenses
The Plan's administrative expenses are paid by the Plan sponsor, the Plan and/or unallocated forfeitures.
Certain management fees and operating expenses are charged to the Plan for investments in mutual funds and mutual funds held in the self-directed accounts are deducted from income or loss on a daily basis and are not separately reflected. These investment related expenses are included as a reduction in the Net appreciation of fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits.
Risks and Uncertainties
The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
During 2020, the U.S. and global macro-economic environments have been severely impacted by the COVID-19 economic and health crisis, and the values of investment securities have been extremely volatile. The economic and market conditions and other effects of COVID-19 may adversely affect the Plan, however, the extent of the potential adverse impact on the participants’ account balances is inherently uncertain and cannot be predicted.
The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued and determined there were no additional subsequent events requiring adjustments or disclosures in the financial statements.
Note 3 - Investments
During the year ended December 31, 2019, the Plan’s investments, including gains and losses on investments purchased, sold and held during the year, appreciated in value as follows:

Net Realized and Unrealized Appreciation In Fair Value of Investments
Mutual funds	$3,906,308
Kforce Inc. common stock	90,375
Net appreciation in fair value of investments	$3,996,683

Note 4 - Investment Contract with Insurance Company
The Plan participates in the Prudential Guaranteed Income Fund ("GIF"), a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in its general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Prior to termination, participants could direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions plus earnings and participant transfers into the fund, less participant withdrawals, administrative expenses and participant transfers out of the fund.
The GIF contract included certain restrictions that could impact the ability to collect the full contract value. However, none of these restrictions became applicable before or due to the Plan termination and all participant balances are eligible for distribution at contract value.
Note 5 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy uses a framework which requires categorizing assets and liabilities into one of three levels based on the inputs used in valuing the asset or liability.
•Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities.
•Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management’s own assumptions about inputs used in pricing the asset or liability.
Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018:

	Fair Value Measurements at December 31, 2019
Description of Investment	Total	Level 1	Level 2	Level 3
Mutual funds	$12,413,441	$12,413,441	$—	$—
Kforce Inc. common stock	386,640	386,640	—	—
Total	$12,800,081	$12,800,081	$—	$—

	Fair Value Measurements at December 31, 2018
Description of Investment	Total	Level 1	Level 2	Level 3
Mutual funds	$20,148,155	$20,148,155	$—	$—
Kforce Inc. common stock	329,163	329,163	—	—
Total	$20,477,318	$20,477,318	$—	$—

Note 6 - Federal Income Tax Status
The Internal Revenue Service issued a favorable determination letter dated March 16, 2015 for all amendments with an effective date as of or prior to January 1, 2013, determining that the Plan and related trust were designed in accordance with the applicable requirements of the Code and underlying regulations. The Plan has been amended since the effective date of the favorable determination letter. Kforce and the Plan Administrator believe that the Plan has been and is currently designed and operated in compliance with the applicable requirements of the Code and underlying regulations and that the Plan and related trust continue to be tax-exempt. As such, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.
Note 7 - Exempt Party-In-Interest Transactions
Certain Plan investments include an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.
At December 31, 2019 and 2018, the Plan held 9,739 and 10,646 shares, respectively, of common stock of Kforce, a party-in-interest, with a fair value of $386,640 and $329,163, respectively. During the year ended December 31, 2019, the plan recorded approximately $7,100 in dividend income related to the Kforce common stock. Additionally, the notes receivable from participant employees were considered exempt party-in-interest transactions.

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR - LIQUIDATION)
AS OF DECEMBER 31, 2019

Identity of Party Involved	Description of Investment	Current Value**
Kforce Inc.*	Common Stock	$386,640
Vanguard Growth Index Institutional	Mutual Fund	2,558,216
American Funds EuroPacific Growth R6	Mutual Fund	1,634,952
PGIM Total Return Bond R6	Mutual Fund	1,381,126
Fidelity 500 Index	Mutual Fund	1,187,657
Vanguard US Value Inv	Mutual Fund	1,173,563
MassMutual Select Mid Cap Growth I	Mutual Fund	967,851
Vanguard Small Cap Value Index I	Mutual Fund	754,989
American Funds American Balanced R6	Mutual Fund	696,807
Vanguard Mid-Cap Value Index Admiral	Mutual Fund	450,980
Vanguard Small Cap Growth Index I	Mutual Fund	427,264
DFA Intermediate Government Fixed Income I	Mutual Fund	357,740
Vanguard Mid Cap Index Admiral	Mutual Fund	315,379
Vanguard Small Cap Index Adm	Mutual Fund	144,003
DFA Global Equity I	Mutual Fund	119,049
Federated High Yield Trust Institutional	Mutual Fund	83,620
Templeton Global Bond Adv	Mutual Fund	81,220
PIMCO Real Return Instl	Mutual Fund	79,025
Guaranteed Income Fund*	Unallocated Insurance Contract	2,122,428
Total		$14,922,509

*	Indicates a party-in-interest to the Plan.
**	Cost information not required for participant directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TraumaFX Solutions, Inc. 401(k) Plan

June 26, 2020	/s/ JEFFREY B. HACKMAN
Jeffrey B. Hackman
Senior Vice President, Finance and Accounting of the Plan Administrator, Kforce Inc.

EXHIBIT

Exhibit No.	Description
23.1	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm